Ex-99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES THE CLOSING OF THE B.C. OIL AND GAS PROPERTY
ACQUISITION

(Calgary, October 2, 2002) /CNW/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust, announced today that it has closed the previously announced acquisition of substantially all of the northern British Columbia oil and natural gas assets from Calpine Canada Natural Gas Partnership for Cdn$380.8 million including the deposit and following adjustments from July 1, 2002. Adjustments do not include revenues for September, 2002. Consideration for the properties was a combination of cash and public debt securities of Calpine Corporation.

The previously announced sale of a portion of the British Columbia properties to Progress Energy Ltd. for Cdn$25.4 million, prior to adjustments, is anticipated to close on October 4, 2002 and will reduce the net cost of the transaction to Pengrowth.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Dan Belot, Manager, Investor Relations, Calgary E-mail: pengrowth@pengrowth.com
Telephone: (403) 213-8650 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Sally Elliott, Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191